Mail Stop 6010

August 21, 2007

Kevin W. Sharer
Chief Executive Officer
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

> **Re: Amgen Inc.**
> **Definitive Proxy Statement**
> **Filed March 22, 2007**
> **File No. 000-12477**

Dear Mr. Sharer:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 21

Executive Summary, page 21

1.   Please expand your Compensation Discussion and Analysis to include a more
        specific discussion and analysis of how the applicable elements of your
        compensation packages are structured and implemented to reflect your named
        executive officer's individual performance. Please disclose the elements of
        individual performance, both quantitative and qualitative, and specific
        contributions the compensation committee considered in its evaluation, and if
        applicable, how they were weighted and factored into specific compensation
        decisions. Please also expand your discussion and analysis of the factors the
        committee considered in establishing personal objectives for Mr. Sharer. See
        Item 402(b)(2)(vii) of Regulation S-K.

2.   We note your disclosure regarding the quantitative and qualitative factors used in
        determining amounts payable under each element. As a general matter, however,
        your disclosure should clarify how the amounts paid under each element affect
        decisions regarding the amounts paid or awarded under the other elements of your
        compensation program. The Compensation Discussion and Analysis should also
        explain and place in context how and why determinations with respect to one
        element may or may not have influenced the Committee's decisions with respect
        to other allocated or contemplated awards. See Item 402(b)(1)(vi) of
        Regulation S-K.

3.   The Compensation Discussion and Analysis should be sufficiently precise to
        capture material differences in compensation policies with respect to individual
        named executive officers. Refer to Section II.B.1 of Commission Release
        No. 33-8732A. In this regard, we note the significant disparity in Mr. Sharer's
        salary, the amounts paid to him under the Executive Incentive Plan, and the
        option award made on April 3, 2006. Given this, please include a more detailed
        discussion of how and why the awards granted to your Chief Executive Officer
        differ in all material respects from the awards granted to the other Named
        Executive Officers. If policies or decisions applicable to a Named Executive
        Officer are materially different than those applicable to the other officers, this
        should be discussed on an individualized basis.

4.   Please provide a quantitative discussion of the terms of the necessary targets or
        performance objectives to be achieved in order for your executive officers to earn
        their incentive compensation for 2006 or 2007. Please disclose the specific items
        of company performance, such as those identified in the bullet points contained in
        the fourth full paragraph on page 34 and those relating to the earning of
        performance units, and how your incentive awards are specifically structured

around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Total Direct Compensation, page 25

5.   With respect to the disclosure addressing your benchmarking of compensation, please discuss and analyze why the Compensation Committee used a peer group comprised of a different set of companies for long-term compensation as compared to the peer group used for cash compensation purposes. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Non-Cash Compensation, page 26

6.   We note minimal, if any, analysis on page 26 or 33 of how the annual grants of performance units or stock options were determined. Although your disclosure addresses general matters relating to the formula for determining performance units earned, please include substantive analysis and insight into how the Compensation Committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please provide a reasonably complete discussion of the specific factors considered by the Compensation Committee in ultimately approving this form of compensation, including identification of the specific targets and criteria considered by the Compensation Committee.

Tally Sheets, page 29

7.   You disclose that the Compensation Committee used tally sheets summarizing the compensation of each Named Executive Officer. Please expand your disclose to address the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your tabular disclosure and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for your Named Executive Officers. The Committee's analysis of the tally sheets and how this evaluation resulted in specific awards should be described in complete detail.

Equity Incentive Plan, page 34

8.   Please expand your disclose to address how you arrived at, and why you paid the compensation awarded under, the Equity Incentive Plan. Although you provide substantive disclosure relating to the factors the committee considered in determining the appropriate amount of cash incentive compensation, we note that you have not provided appropriate corresponding disclosure of the specific quantitative or qualitative factors upon which the committee based its determinations for this form of compensation. Please refer to the disclosure in the bullet points preceding the last full paragraph on page 34 where you disclose, in general terms, the percentage of EIP payments as they relate to the salaries of the named executive officers. Please provide a complete analysis of the factors considered by the committee in ultimately approving this form of compensation and analyze the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered in making these specific compensation decisions.

Nonqualified Deferred Compensation, page 42

9.   The amounts in the column entitled "Company Contributions in 2006" do not appear to reconcile to the amounts that are included in the "All Other Compensation" column in your Summary Compensation Table for 2006. Please ensure that you reconcile all amounts or include appropriate disclosure clarifying why the amounts are different.

Change of Control Severance Plan, page 46

10.   In Compensation Discussion and Analysis, please describe and explain how the appropriate payment and benefit levels are determined under the Change of Control Severance Plan. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other

compensation elements and the rationale for decisions made in connection with these arrangements.

11.   We note that the base salary payable upon termination other than for cause or disability or by the participant for good reason after a change in control, and the period of time in which the officer has access to health and other group insurance benefits, is tied to a three year period. Please discuss and analyze how this period was negotiated and how and why the three year period was agreed to by the company.

Certain Relationships and Related Transactions, page 58

12.   Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney